EXHIBIT 99.1
NewLead Holdings Ltd. Announces Financial Results
for the Second Quarter and Six Months Ended June 30, 2011
27.5% fleet growth for first half 2011 over first half 2010

32.7% increase in revenue for first half 2011 over first half 2010

59.9% increase in adjusted EBITDA for first half 2011 over first half 2010

93.1% fleet utilization in the first half of 2011
PIRAEUS, GREECE, September 28, 2011 — NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or the “Company”), an international shipping company owning and operating tankers and dry bulk vessels, today announced its financial results for the second quarter and six months ended June 30, 2011.
Michael Zolotas, President, Chief Executive Officer and Interim Chief Financial Officer of NewLead, stated: “Despite difficult industry dynamics, NewLead expanded its operational fleet by 27.5%, increased its adjusted EBITDA by 59.9% and achieved fleet utilization of 93.1% in the first half of 2011. In addition, the Company has 82% of its operating days covered for the remainder of 2011.”
Michael Zolotas added: “Together with our restructuring advisors, we are engaged in a constructive dialogue with our lenders aimed at developing and implementing a plan for improving the Company’s liquidity and operating flexibility. This plan is focused on developing a capital structure that allows us to manage today’s difficult market conditions and prosper in the long term.”
Operational Highlights and Recent Developments
Expansion of Fleet in Operation
Delivery of Handysize dry bulk vessel; the Navios Serenity
In July 2011, Newlead took delivery of the Navios Serenity, a new 35,000 dwt Handysize dry bulk vessel. This vessel has been chartered-out for an initial period of twelve years at a net daily charter-out rate of $10,100 for the first two years and $12,000 thereafter with profit sharing of 40.0% based on actual earnings above $14,000 per day. The charterers have a 50% purchase option. The vessel was financed through a combination of debt and cash from the balance sheet.
Delivery of Post-Panamax dry bulk vessel; the Newlead Endurance
In June 2011, the Company took delivery of Newlead Endurance, a new 92,006 dwt Post-Panamax vessel. The vessel has been chartered-out for an initial period of seven years at a net daily charter-out rate of $14,438 plus 50.0% profit sharing. The charterers have the option to extend the charter period for one plus one additional year. The net daily charter-out rate is $15,400 for the first optional year and $16,844 for the second optional year plus 50.0% profit sharing for both years. The vessel was financed through a combination of cash from balance sheet and a sale and bareboat leaseback transaction.

Acquisition of Handysize dry bulk vessel; the Newlead Prosperity
On May 10, 2011, NewLead completed the acquisition of the Newlead Prosperity, a 2003-built, 34,682 dwt, Handysize dry bulk vessel, for a total consideration of $24.5 million. The Newlead Prosperity was initially delivered to NewLead under a bareboat charter during Q4 2010. The charter period ended on May 10, 2011. As part of our restructuring efforts, as discussed below, the Newlead Prosperity was sold pursuant to an agreement with the lenders for the loan relating to such vessel in exchange for debt relief.
Time Charters Update and Coverage
Two of NewLead’s product tankers, the Hiona (2003-built, 37,337 dwt) and the Hiotissa (2004-built, 37,329 dwt), entered the Scorpio’s Handymax Tanker Pool (“SHTP”). This pool has more than 30 vessels currently participating in it. The vessels entered the pool in July 2011 and April 2011. Both vessels will participate in the SHTP for a minimum of one year.
The time charters for the Newlead Compass and the Newlead Compassion commenced in September 2011 and May 2011, respectively. The new time charter contracts are for a period of five years with a net daily charter-out rate for each vessel of $11,700 for the first year, $13,650 for the second, third and fourth years, and $15,600 for the fifth year. In addition, during the term of the charters, NewLead will have a profit-sharing interest equal to 50.0% of the actual earnings up to $26,000 per day and 30.0% above such amount.
As for September 28, 2011, NewLead expects to have 82% of its operating days covered for the remainder of 2011, 57% for 2012, 50% for 2013 and 39% for 2014.
TMT Bulk Corp. (“TMT”) has defaulted on a number of charter hires, totaling to $8,325,396.59 prior to receiving payment under the Arbitration award as mentioned here below. As of September 27, 2011, the total outstanding amount owed by TMT to NewLead is $8,633,674.04.
At the beginning of NewLead’s business relationship with TMT, the Company had five vessels chartered-out to the specific charterer. We withdrew two vessels from TMT’s service in 2010 with a goal of managing the overall exposure and relationship. Despite these actions, TMT defaulted on charter hires in 2011 and is currently not making any payments. The Company’s effort to reach a satisfactory agreement for the unpaid balances with TMT was unsuccessful. As a result, NewLead proceeded to seize maritime and other assets owned by TMT and affiliated companies and commenced Arbitration proceedings in London. To date, the Company has received two favorable arbitration awards for a total of $3,932,825.08 plus interests and costs. On August 26, 2011, NewLead received $1,998,935.96 and expects the balance shortly. In the meantime, we withdrew one more vessel in September 2011 while we are proceeding to arbitrate and are reasonably confident that we will prevail in our claims for the balance due.
Agreement for Sale of Two Vessels, the Newlead Spartounta and the Newlead Prosperity
On August 2011, NewLead agreed with First Business Bank (“FBB”) to sell two vessels, the Newlead Prosperity, a 2003-built, 34,682 dwt, Handysize dry bulk vessel, and the Newlead Spartounta, a 1989-built, 135,070 dwt, Capesize dry bulk vessel. These vessels secured certain loans provided by FBB. The sale of these vessels was completed earlier in September of 2011. Following the successful completion of the aforementioned agreement, on September 21, 2011, FBB has unconditionally and irrevocably released and cancelled the corporate guarantees by NewLead of its debt and share pledges for the related collateral loans.

Restructuring Efforts and Appointment of Restructuring Advisors
Given the “going concern” considerations, we have commenced efforts to restructure our debt and capital structure. NewLead is engaged in a constructive dialogue with its lenders aimed at developing a plan to improve the Company’s liquidity and operating flexibility while developing a sustainable capital structure in view of the prolonged challenging market conditions. The Company appointed Moelis & Company and Fried, Frank, Harris, Shriver & Jacobson LLP as its advisors to assist in this restructuring process.
The Company is seeking waivers from its lenders to various restrictive covenants and an agreement that they will forbear from exercising remedies under their respective debt arrangements. The Company is optimistic that it will reach an agreement with its lenders on the waivers of defaults and on the terms of the restructuring of the Company’s indebtedness, but no assurances can be provided that these agreements will be successfully concluded or at all.
Appointment of new Chief Financial Officer
On September 21, 2011, Antonios Bertsos, who previously served the company as Deputy Chief Operating Officer, was appointed to the position of Chief Financial Officer, effective October 1, 2011.
Financial Results
Second Quarter 2011 Financial Results
NewLead has compiled unaudited consolidated statement of operations for the three months and six months ended June 30, 2011 and 2010. The information below was derived from such unaudited consolidated financial statements. EBITDA and adjusted EBITDA are non-US GAAP financial measures and should not be used in isolation or substitution for the predecessor and successor results. See “Reconciliation of Net Loss Under GAAP to Adjusted EBITDA (Non-GAAP)” included below in this press release for a reconciliation of EBITDA and Adjusted EBITDA to net loss. NewLead reports its operations in two operating segments, “Wet” and “Dry,” which include the results of operations for the product tankers and dry bulk vessels, respectively.

	(Unaudited)
	Three months ended	Three months ended
(USD in 000s)	June 30, 2011	June 30, 2010
Operating Revenues	$28,013	$25,785
EBITDA	$(3,500)	$3,509
Adjusted EBITDA	$10,634 (1)	$10,103 (2)
Loss from continuing operations	$(29,908)	$(20,259)

(1)	Adjusted EBITDA for the three months ended June 30, 2011 is EBITDA for such period as adjusted further for the following: $13.4 million of impairment losses, $0.2 million of non-cash losses on the sale of vessels, $0.4 million of share-based compensation expenses, a $0.1 million provision for claims and $0.027 million for the straight lining of revenue.

(2)	Adjusted EBITDA for the three months ended June 30, 2010 is EBITDA for such period as adjusted further for the following: $3.2 million for impairment losses, $0.3 million of non-cash gains in the fair value of derivatives, $0.7 million for share-based compensation expenses, a $0.014 million provision for doubtful receivables, a $0.6 million provision for claims, $0.2 million for the straight lining of revenue, as well as operating loss for non-core vessels of $2.2 million.
For the three-month period ended June 30, 2011, operating revenues increased by 8.5% to $28.0 million, compared to $25.8 million for the three month period ended June 30, 2010. The increase in revenue was attributable primarily to the 11.0% growth in our fleet and the corresponding increase in available and operating days by 10.4% and 13.7%, respectively. As a result, we had on average 18.2 vessels in operation for the three-month period ended June 30, 2011, compared to 16.4 vessels in operation for the three month period ended June 30, 2010. For the three month periods ended June 30, 2011 and 2010, our time charter equivalent (TCE) rates remained relatively stable and were $14,821 per day and $14,716 per day, respectively, reflecting the favorable charters attached to the new vessels that were incorporated into our fleet, which was offset by the decrease in the market charter rates of the existing vessels operated in both periods.
Fleet utilization for the second quarter of 2011 was 90.8% compared to 97.4% for the second quarter of 2010. Fleet utilization for the second quarter of 2011 was unfavorably impacted by 94 unemployment days attributable mainly to the adverse conditions in the tanker market and the corresponding decrease in demand. During the second quarters of 2011 and 2010, 84.9% and 71.0%, respectively, of our fleet was fixed on time charters. The increase is attributable to the lower exposure of our fleet in the spot market.
Adjusted EBITDA increased by 5.0% in the second quarter of 2011 to $10.6 million, compared to $10.1 million for the equivalent period of 2010. This growth in Adjusted EBITDA was attributable primarily to the increased revenue related to the 11.0% operating fleet growth and the 14.1% reduction in daily vessel operating expenses to $6,106 in the second quarter of 2011 from $7,106 in the second quarter of 2010. Furthermore, dry bulk vessels contributed $10.4 million in adjusted EBITDA in the second quarter of 2011 compared to $6.2 million for equivalent period of 2010.
Loss from continuing operations was $29.9 million for the three month period ended June 30, 2011, compared to $20.2 million for the three month period ended June 30, 2010. The results for the second quarter of 2011 reflected the higher operating contribution from operating fleet growth, as previously discussed, but were more than offset by higher non-operating expenses which included interest and non-cash charges, such as impairment losses. Excluding non-cash charges reflected in interest expense, which were primarily attributable to the $3.6 million amortization of the beneficial conversion feature embedded in the 7.0% convertible senior unsecured notes (“7% Notes”) and a $1.1 million loss from the change in the fair value of the Company’s interest rate swaps, interest and finance expense was $10.5 million representing a 22.1% increase relative to the second quarter of 2010, reflecting $599.6 million of indebtedness as of June 30, 2011, which is net of $62.0 million of the beneficial conversion feature (“BCF”) related to the $125.0 million of 7% Notes. In addition, the results for the second quarter of 2011 included an impairment loss of $13.4 million mainly related on the sale of the Newlead Spartounta and the Newlead Prosperity, compared to $3.2 million in the second quarter of 2010 related to the sale of the non-core vessel High Land. Loss for continuing operations also reflected a $0.2 million non-cash loss related to the sale and leaseback of the Newlead Endurance.
Net loss for the second quarter of 2011 was $29.9 million, compared to $20.0 million for the second quarter of 2010. This loss included a loss from discontinued operations of $0.004 million in 2011 and an income of $0.2 million in 2010, related to the Company’s strategic decision to exit from the container market.

For the three months ended June 30, 2011, the weighted average number of basic and diluted shares was 7.3 million, compared to 7.1 million for the equivalent period of 2010. As such, the loss per share from continuing operations was $4.11, compared to $2.84 for the equivalent period of 2010. These results do not include the earnings per share from discontinued operations of $0.03 for the three month period ended June 30, 2010. For the second quarter of 2011, the loss per share (from both continuing and discontinued operations) was $4.11, compared to $2.81 for the second quarter of 2010.
First Half Financial Results

	(Unaudited)
	Six months ended	Six months ended
(USD in 000s)	June 30, 2011	June 30, 2010
Operating Revenues	$58,087	$43,851
EBITDA	$8,851	$(6,935)
Adjusted EBITDA	$24,305 (1)	$15,210 (2)
Loss from continuing operations	$(41,889)	$(44,770)

(1)	Adjusted EBITDA for the six months ended June 30, 2011 is EBITDA for such period as adjusted further for the following: $13.4 million of impairment losses, $0.2 million of non-cash losses on the sale of vessels, $0.7 million of share-based compensation expenses, a $0.008 million provision for doubtful receivables, a $1.0 million provision for claims and $0.1 million for the straight lining of revenue.

(2)	Adjusted EBITDA for the six months ended June 30, 2010 is EBITDA for such period as adjusted further for the following: $15.7 million for impairment losses, $1.7 million of non-cash gains in the fair value of derivatives, $1.4 million for share-based compensation expenses, a $0.2 million provision for doubtful receivables, a $0.6 million provision for claims, $0.4 million for the straight lining of revenue, as well as operating loss for non-core vessels of $5.7 million.
For the six months ended June 30, 2011, operating revenues increased 32.3% to $58.1 million, compared to operating revenues of $43.9 million for the six months ended June 30, 2010. The increase in revenue was attributable primarily to the 27.5% growth in our fleet and the corresponding increase in available and operating days by 28.1% and 39.0%, respectively. As a result, we had on average 18.1 vessels in operation for the six month period ended June 30, 2011, compared to 14.2 vessels in operation in the six month period ended June 30, 2010. For the six month periods ended June 30, 2011 and June 30, 2010, our TCE rates were $15,638 per day and $14,341 per day, respectively. Such increase reflects the favorable charters attached to the new vessels that were incorporated in our fleet, which was partially offset by the decrease in the market charter rates of the existing vessels that operated in both periods.
Fleet utilization for the six months ended June 30, 2011 was 93.1% compared to 94.7% for the first half of 2010. Fleet utilization for the six months ended June 30, 2011 was unfavorably impacted by 145 unemployment days mainly attributable to the adverse conditions in the tanker market and the corresponding decrease in demand. During the first half of 2011 and 2010, 84.8% and 63.6%, respectively, of our fleet was fixed on time charters. The increase is attributable to the lower exposure of our fleet in the spot market.

Adjusted EBITDA increased by 59.9% for the six months ended June 30, 2011 to $24.3 million, compared to $15.2 million for the six months ended June 30, 2010. This growth in Adjusted EBITDA was attributable primarily to the increased revenue related to the 27.5% operating fleet growth and the 24.6% reduction in daily vessel operating expenses to $5,878 in the first half of 2011 from $7,791 in the first half of 2010. Furthermore, dry bulk vessels contributed $22.2 million in the first half 2011 Adjusted EBITDA while during the first half of 2010 contributed $9.6 million.
Loss from continuing operations was $41.9 million for the six months ended June 30, 2011, compared to $44.8 million for the six months ended June 30, 2010. The results for the first half of 2011 reflect the higher operating contribution, as previously discussed, but were more than offset by higher non-operating expenses which included interest and non-cash charges, such as depreciation and amortization and impairment losses. Excluding non-cash charges reflected in interest expense, which were primarily attributable to the $7.2 million amortization of the beneficial conversion feature embedded in the 7% Notes and a $1.5 million gain from the change in the fair value of our interest rate swaps, interest and finance expense were $21.4 million representing a 44.6% increase, reflecting $599.6 million of indebtedness for balance sheet purposes as of June 30, 2011, which is net of $62.0 million of BCF related to the $125.0 million of 7% Notes. Depreciation and amortization was $23.8 million for the six months ended June 30, 2011, compared to $16.6 million in the relevant 2010 period, reflecting the 27.5% increase in operating fleet growth, as well as the amortization of the intangible assets created as a result of the 2010 asset acquisitions. In addition, the results for the first half of 2011 included a $13.4 million non-cash impairment loss mainly related to the sale of the Newlead Spartounta and the Newlead Prosperity, and a $0.2 million non-cash loss related to the sale and leaseback of the Newlead Endurance. Loss from continuing operations for the first half of 2010 included an impairment loss of $15.7 million related to the sale of non-core vessels, a $1.7 million non-cash gain from the change in the fair value of derivatives and $1.3 million of transaction costs mainly related to the dropdown entities occurred on April 1, 2010.
Net loss for the six months ended June 30, 2011 was $41.7 million, compared to $42.3 million for the six months ended June 30, 2010. This loss included income from discontinued operations of $0.1 million and $2.5 million in 2011 and 2010, respectively, which were related to the strategic decision to exit from the container market.
For the six months ended June 30, 2011, the weighted average number of basic and diluted shares was approximately 7.3 million, compared to approximately 6.8 million for the relevant 2010 period. As such, the loss per share from continuing operations was $5.76 for the six months ended June 30, 2011, compared to $6.60 for the six months ended June 30, 2010. These results do not include the earnings per share from discontinued operations of $0.02 and $0.37 for the six months ended June 30, 2011 and 2010, respectively. For the first half of 2011, the loss per share (from both continuing and discontinued operations) was $5.74, compared to $6.23 for the first half of 2010.
Balance Sheet
As of June 30, 2011, NewLead’s liquidity reflected $37.4 million of total cash ($32.1 million of unrestricted cash and $5.3 million of restricted cash), compared with $110.8 million of total cash as of December 31, 2010. The decrease of $73.4 million in total cash was attributable primarily to vessel acquisitions and vessels under construction as well as debt service, which was partially offset by the proceeds from the sale and leaseback of one vessel. Total debt on our balance sheet as of June 30, 2011 and December 31, 2010 was $599.6 million and $588.7 million, respectively, representing a $10.9 million increase. The increase was attributable mainly to: (i) a $7.2 million amortization of the BCF attributed to the 7% Notes; (ii) $11.9 million of proceeds from the new FBB bank credit facility; (iii) the aggregate drawdown of $11.7 million of debt related to the Kamsarmax newbuilding N216 and the Navios Serenity newbuilding; and (iv) the proceeds of $26.6 million from the sale and leaseback transaction related to the Newlead Endurance. The overall increase in indebtedness was partially offset by loan repayments of $32.0 million as well as $11.2 million of debt amortizations and the capital lease payments of $3.3 million.
As of June 30, 2011, there were approximately 7.7 million common shares issued and outstanding.
Fleet Update
NewLead currently controls 20 vessels, including six double-hull product tankers and 14 dry bulk vessels, including two newbuildings.
The following table details NewLead’s fleet deployment as of September 28, 2011:

	Size	Year	Charter Expiration		Net Daily Charter-Out
Vessel Name	(dwt)	Built	(min, max)		Rate
Newlead Compass	72,736	2006	August 2016	(1)	$11,700 plus 50.0% profit sharing up to $26,000 and 30.0% above such amount
	Panamax		October 2016
Newlead Compassion	72,782	2006	April 2016	(1)	$11,700 plus 50.0% profit sharing up to $26,000 and 30.0% above such amount
	Panamax		June 2016
Newlead Avra	73,495	2004	February 2012		$13,825 plus 50.0% profit sharing above $14,000
	Panamax		March 2012
Newlead Fortune	73,495	2004	November 2011		$13,825 plus 50.0% profit sharing above $14,000
	Panamax		December 2011
Hiona	37,337	2003	—	(2)	Scorpio Handymax Tanker Pool Earnings
	Handymax
Hiotissa	37,329	2004	—	(2)	Scorpio Handymax Tanker Pool Earnings
	Handymax
Navios Serenity	35,000	2011	March 2023		$10,100 plus 40% profit sharing	(3)
	Handysize		November 2023
Newlead Endurance	92,006	2011	March 2018		$14,438 plus 50.0% profit sharing	(4)
	Post-Panamax		May 2018
Newlead Tomi	80,000	2010	September 2015		$28,710	(5)
	Kamsarmax		March 2016
Newlead Victoria	75,966	2002	July 2012		Floating rate time charter	(6)
	Panamax		October 2012

	Size	Year	Charter Expiration		Net Daily Charter-Out
Vessel Name	(dwt)	Built	(min, max)		Rate
Brazil (7)	151,738	1995	December 2013		$28,985	(8)
	Capesize		February 2014
Australia (7)	172,972	1993	November 2011		$20,391
	Capesize		February 2012
China	135,364	1992	November 2015		$11,309
	Capesize		October 2016
Grand Ocean	149,498	1990	May 2012	(9)	$12,960
	Capesize
Newlead Venetico	134,982	1990	October 2011		$16,875	(10)
	Capesize
Grand Rodosi (7)	68,788	1990	November 2011		$9,000	(11)
	Panamax
Newlead Markela	71,733	1990	February 2014		$17,775	(12)
	Panamax		June 2014
Newlead Esmeralda	69,458	1990	December 2011		$11,223
	Panamax		March 2012

	Size	Year	Charter	Net Daily Charter-Out
Vessel Name	(dwt)	Built	Expiration	Rate
Newlead TBN	80,000	Q4 2011	Seven year time charter	$27,300
	Kamsarmax
Newlead TBN	35,000	Q3 2012	Twelve years +/- 4 months	$12,000 plus 40.0% profit sharing above $14,000	(13)
	Handysize

(1)	The time charter of the Newlead Compassion commenced in May 2011, and the time charter of the Newlead Compass commenced in September 2011. The net daily charter-out rate is $11,700 for the first year, $13,650 for the second, third and fourth year and $15,600 for the fifth year plus 50.0% profit-sharing on the actual earnings up to $26,000 per day and 30% above such amount.

(2)	The Hiotissa and the Hiona entered the Scorpio Handymax Tanker Pool in April 2011 and July 2011, respectively.

(3)	The daily base charter-out rate is $10,100 for the first two years and $12,000 thereafter. Above $14,000 per day, profit sharing is 40% based on actual earnings. Charterers have a 50% purchase option.

(4)	This vessel was sold and leased back to the Company on a bareboat charter for a period of seven years. At the end of the seven year time charter, the charterer also has an option to extend the charter period for one year and one additional year. Charter-out rate for first optional year is $15,400 (net) per day plus 50/50 profit sharing. Charter-out rate for second optional year is $16,844 per day (net) plus 50/50 profit sharing.

(5)	Five year time charter at net charter rate of $28,710 per day, plus charterer’s option for one year plus one additional year. The vessel owners have a put option for a second two-year charter at a net charter rate between $19,800 and $28,710 per day. The second charter is subject to the first charterer not exercising the optional years. The first and second charters secure total charter duration of seven years for the vessel.

(6)	The vessel owner shall have the right to an earlier redelivery of the vessel, at any time within the charter duration, subject to vessel owner’s tendering to charterers three months’ advance notice.

(7)	This vessel was sold and leased back to the Company on a bareboat charter for a period of eight years.

(8)	Net charter rate of $28,985 per day for the first three years and $26,180 per day thereafter, plus 50/50 profit sharing of the daily earnings of the charterer above $26,600.

(9)	Charterer’s option to extend for one additional year.

(10)	The charter-out rate applies for redelivery in North China. In case the charterer redelivers the vessel in South China a charter-out rate of $17,812 will apply.

(11)	Charterer’s option for a second voyage at a net daily charter-out rate of $10,594 to expire by the end of December 2011.

(12)	Effective February 2013, the net daily charter-out rate will be $17,281.

(13)	Base rate is $12,000 per day. Above a rate of $14,000 per day, profit sharing is 40.0% based on open book accounting on actual earnings. Charterers have a 50.0% purchase option.

Summary of Selected Data

	(Unaudited)
	Three months ended
	June 30,
	2011	2010
FLEET DATA
Number of vessels	18.2	16.4
Number of vessels on time charter	15.1	11.5
Weighted average age of fleet	12.6	11.9
Available days (1)	1,619	1,467
Operating days (2)	1,470	1,293
Fleet utilization (3)	90.8%	97.4%
Fleet utilization dry segment (3)	97.0%	98.8%
Fleet utilization wet segment (3)	78.7%	95.8%
Equivalent vessels (4)	17.8	16.1
AVERAGE DAILY RESULTS
Time Charter Equivalents (5)	$14,821	$14,716
Direct Daily Vessel Operating Expenses (6)	$6,106	$7,106

	(Unaudited)
	Six months ended
	June 30,
	2011	2010
FLEET DATA
Number of vessels	18.1	14.2
Number of vessels on time charter	14.9	8.7
Weighted average age of fleet	12.6	11.9
Available days (1)	3,177	2,480
Operating days (2)	2,958	2,128
Fleet utilization (3)	93.1%	94.7%
Fleet utilization dry segment (3)	97.9%	99.1%
Fleet utilization wet segment (3)	84.0%	90.4%
Equivalent vessels (4)	17.6	13.7
AVERAGE DAILY RESULTS
Time Charter Equivalents (5)	$15,638	$14,341
Direct Daily Vessel Operating Expenses (6)	$5,878	$7,791

1)	Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

2)	Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

3)	Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning. Fleet utilization for the 2010 period excludes non-core vessels.

4)	Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the respective period.

5)	Time Charter Equivalent, or TCE, rates are defined as voyage, time charter and bareboat revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts. The Newlead Compass was employed on bareboat charter during the six month period ended June 30, 2010. The Newlead Compassion was employed on bareboat charter up to June 10, 2010. Accordingly, the Newlead Compass and the Newlead Compassion’s charter rates have been grossed up to reflect a TCE rate of approximately $24,933 per day, assuming operating costs of $6,700 per day, for the six month period ended June 30, 2010, as applicable.

6)	Direct daily vessel operating expenses are defined as the sum of the vessel operating expenses, excluding provision for claims, and management fees, divided by the vessel’s calendar days. This has been adjusted to exclude the calendar days with respect to the Newlead Compass and the Newlead Compassion during their employment on bareboat charters.
Conference Call and Webcast
NewLead will hold a conference call today, September 28, 2011 at 10:00 a.m. EDT to discuss highlights and details of the financial results for the second quarter and six months ended June 30, 2011.
To access the conference call, participants should dial +1 (888) 285-0969 (US/Canada) or +1 (706) 758-6357 (international) at 9:50 a.m. (EDT) and request the NewLead Holdings Ltd. Second Quarter and Six Months Ended June 30, 2011 Earnings Call or Conference ID #10698866.
A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call +1 (800) 585-8367 (US/Canada) or +1 (404) 537-3406 (international) and enter confirmation code 10698866. The recording will be available from Wednesday, September 28, 2011 at 12:00 p.m. (EDT) through Wednesday, October 5, 2011 at 11:59 p.m. (EDT).

A live webcast of the earnings conference call will be available at www.newleadholdings.com under the “Investor Relations” section. A replay of the conference call will be available online beginning later that morning on September 28, 2011 and will remain available for two weeks following the call.
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international, vertically integrated shipping company that owns and manages product tankers and dry bulk vessels. NewLead currently controls 20 vessels, including six double-hull product tankers and 14 dry bulk vessels of which four are newbuildings. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ''forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Contact:	Media Contact:
Thomas J. Rozycki Jr.	Elisa Gerouki
CJP Communications	NewLead Holdings Ltd.
+1 (212) 279 3115 x208	+ 30 (213) 014 8023
# # #

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. dollars except share amounts)

	(unaudited)
	As of	As of
	June 30,	December 31,
	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$32,067	$67,531
Restricted cash	5,286	12,606
Trade receivables, net	12,569	6,025
Other receivables	3,354	2,333
Due from related parties	83	100
Inventories	2,897	2,986
Prepaid expenses	2,936	1,909
Due from managing agents	299	587
Backlog asset	7,821	8,492
Deferred charges, net	11,877	—

Total current assets	79,189	102,569

Restricted cash	31	30,700
Vessels under construction	43,707	32,253
Vessels and other fixed assets, net	465,890	455,416
Goodwill	81,590	81,590
Backlog asset	42,098	46,165
Deferred charges, net	—	13,040

Total non-current assets	633,316	659,164

Total assets	$712,505	$761,733

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	$428,268	$26,773
Accounts payable, trade	26,979	35,876
Senior convertible 7% notes, net	63,038
Accrued liabilities	22,402	17,370
Capital lease obligations	108,268	7,648
Deferred charter revenue	332	476
Deferred income	2,228	880
Derivative financial instruments	3,615	5,319
Due to related parties	382	115
Due to managing agent	184	282

Total current liabilities	655,696	94,739

Non-current liabilities
Derivative financial instruments	4,819	4,642
Senior convertible 7% notes, net	—	55,877
Capital lease obligations	—	77,319
Unearned profit	9,746	10,399
Deferred charter revenue	—	91
Deferred income	1,203	1,325
Other non-current liabilities	6,403	20,665
Long-term debt	—	421,042

Total non-current liabilities	22,171	591,360

Total liabilities	677,867	686,099

Commitments and contingencies
Shareholders’ equity
Preference Shares, $0.01 par value, 500 million shares authorized, none issued	—	—
Common Shares, $0.01 par value, 1 billion shares authorized, 7.7 million and 7.3 million shares issued and outstanding as of June 30, 2011 and December 31, 2010, respectively	77	74
Additional paid-in capital	209,024	208,281
Accumulated deficit	(174,463)	(132,721)

Total shareholders’ equity	34,638	75,634

Total liabilities and shareholders’ equity	$712,505	$761,733

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

	Three months	Three months	Six months ended	Six months ended
	ended June 30,	ended June 30,	June 30,	June 30,
	2011	2010	2011	2010
OPERATING REVENUES	$28,013	$25,785	$58,087	$43,851
EXPENSES:
Commissions	(537)	(702)	(1,130)	(1,201)
Voyage expenses	(3,508)	(4,756)	(7,401)	(9,731)
Vessel operating expenses	(10,166)	(9,734)	(20,254)	(17,110)
General and administrative expenses	(3,645)	(3,911)	(6,793)	(8,027)
Depreciation and amortization expenses	(11,217)	(10,958)	(23,787)	(16,579)
Impairment losses	(13,459)	(3,224)	(13,459)	(15,662)
Loss on sale from vessels	(208)	—	(208)	—
Management fees	—	(286)	—	(816)

	(42,740)	(33,571)	(73,032)	(69,126)

Net operating loss from continuing operations	(14,727)	(7,786)	(14,945)	(25,275)

OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(15,248)	(12,923)	(27,089)	(21,646)
Interest income	57	113	136	390
Other income, net	10	50	9	43
Change in fair value of derivatives	—	287	—	1,718

Total other expenses, net	(15,181)	(12,473)	(26,944)	(19,495)

Loss from continuing operations	(29,908)	(20,259)	(41,889)	(44,770)

(Loss) / income from discontinued operations	(4)	224	147	2,478

Net loss	$(29,912)	$(20,035)	$(41,742)	$(42,292)

(Loss) / earnings per share:
Basic and diluted
Continuing operations	$(4.11)	$(2.84)	$(5.76)	$(6.60)

Discontinued operations	$(0.00)	$0.03	$0.02	$0.37

Total	$(4.11)	$(2.81)	$(5.74)	$(6.23)

Weighted average number of shares:
Basic and diluted	7,286,243	7,133,033	7,273,632	6,780,991

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(All amounts expressed in thousands of U.S. dollars)

	Six months ended	Six months ended
	June 30,	June 30,
	2011	2010
OPERATING ACTIVITIES:

Net loss	$(41,742)	$(42,292)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash adjustments	45,369	41,010
Loss / (gain) on sale from vessels	208	(2,546)
Payments for dry-docking / special survey costs	(4,479)	(2,737)
Decrease in operating assets	(8,329)	(375)
Increase / (decrease) in operating liabilities	6,336	(4,158)

Net cash used in operating activities	(2,637)	(11,098)

INVESTING ACTIVITIES:
Vessel acquisitions	(23,863)	—
Vessels under construction	(50,162)	(16,497)
Restricted cash for vessel installment payments	5,996	(10,017)
Cash acquired through business acquisition	—	1,561
Other fixed asset acquisitions	(29)	(14)
Proceeds from the sale of vessels	—	17,169

Net cash used in investing activities	(68,058)	(7,798)

FINANCING ACTIVITIES:
Principal repayments of long-term debt	(43,152)	(271,480)
Proceeds from long-term debt	23,605	264,035
Restricted cash for debt repayment	31,993	(5,107)
Proceeds from the sale and leaseback of vessels	26,600	—
Capital lease payments	(3,299)	—
Payments for deferred charges	(516)	(3,213)
Proceeds from issuance of common shares	—	1

Net cash provided by / (used in) financing activities	35,231	(15,764)

Net decrease in cash and cash equivalents	(35,464)	(34,660)
Cash and cash equivalents
Beginning of period	67,531	106,255

End of period	$32,067	$71,595

Supplemental Cash Flow information:
Interest paid	$18,399	$11,615
Issuance of common shares for business combination	$—	$5,210
Issuance of warrants for deferred charges	$—	$1,943
Assets disposed in connection with assumed acquisitions	$—	$8,501
Acquired advances for vessels under construction	$—	$19,727
Acquired other assets / liabilities, net	$—	$23,265
Assets acquired and liabilities assumed under business acquisitions:
- Vessels and other fixed assets, net	$—	$143,808
- Long-term debt	$—	$154,475
- Other assets and liabilities, net	$—	$36

NEWLEAD HOLDINGS LTD.
SECOND QUARTER RESULTS BY SEGMENT
(All amounts expressed in thousands of U.S. dollars)

	(Unaudited)
	Wet		Dry		Total
	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months
	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
	2011	2010	2011	2010	2011	2010

Operating revenue	$8,496	$13,683	$19,543	$12,284	$28,039	$25,967
Commissions	(210)	(474)	(327)	(228)	(537)	(702)
Voyage expenses	(3,173)	(4,424)	(335)	(332)	(3,508)	(4,756)
Vessel operating expenses	(3,811)	(5,097)	(6,354)	(4,637)	(10,165)	(9,734)
General and administrative expenses	(1,071)	(1,680)	(2,187)	(1,203)	(3,258)	(2,883)
Management fees	—	(246)	—	(40)	—	(286)
Other income / (expense), net	(1)	50	10	—	9	50

Net operating (loss) / income before depreciation and amortization	230	1,812	10,350	5,844	10,580	7,656

Depreciation and amortization expense	(2,082)	(6,856)	(9,135)	(4,102)	(11,217)	(10,958)
Impairment losses	—	(3,224)	(13,459)	—	(13,459)	(3,224)

Net operating (loss) / income	(1,852)	(8,268)	(12,244)	1,742	(14,096)	(6,526)

Transaction costs	—	(197)	—	(146)	—	(343)
Straight line revenue	74	—	(100)	(182)	(26)	(182)
Compensation costs	(128)	(385)	(259)	(286)	(387)	(671)
Provision for doubtful receivables	—	33	—	(47)	—	(14)
Loss on sale from vessels	—	—	(208)	—	(208)	—
Interest and finance expense, net	(4,334)	(5,780)	(10,914)	(7,143)	(15,248)	(12,923)
Interest income	2	64	55	49	57	113
Change in fair value of derivatives	—	164	—	123	—	287

Loss from continuing operations	$(6,238)	$(14,369)	$(23,670)	$(5,890)	$(29,908)	$(20,259)

NEWLEAD HOLDINGS LTD.
SIX MONTH RESULTS BY SEGMENT
(All amounts expressed in thousands of U.S. dollars)

	(Unaudited)
	Wet		Dry		Total
	Six Months Ended	Six Months Ended	Six Months Ended	Six Months Ended	Six Months	Six Months
	June 30,	June 30,	June 30,	June 30,	Ended June 30,	Ended June 30,
	2011	2010	2011	2010	2011	2010

Operating revenue	$18,890	$25,385	$39,322	$18,828	$58,212	$44,213

Commissions	(483)	(839)	(647)	(362)	(1,130)	(1,201)
Voyage expenses	(6,926)	(9,399)	(475)	(332)	(7,401)	(9,731)
Vessel operating expenses	(7,342)	(10,358)	(12,911)	(6,752)	(20,253)	(17,110)
General and administrative expenses	(2,042)	(3,398)	(4,088)	(1,736)	(6,130)	(5,134)
Management fees	—	(638)	—	(178)	—	(816)
Other income / (expense), net	(2)	49	10	(6)	8	43

Net operating (loss) / income before depreciation and amortization	2,095	802	21,211	9,462	23,306	10,264

Depreciation and amortization expense	(5,932)	(10,534)	(17,855)	(6,045)	(23,787)	(16,579)
Impairment losses	—	(15,662)	(13,459)	—	(13,459)	(15,662)

Net operating (loss) / income	(3,837)	(25,394)	(10,103)	3,417	(13,940)	(21,977)

Transaction costs	—	(909)	—	(383)	—	(1,292)
Straight line revenue	74	—	(199)	(362)	(125)	(362)
Compensation costs	(217)	(927)	(438)	(465)	(655)	(1,392)
Provision for doubtful receivables	(71)	(162)	63	(47)	(8)	(209)
Loss on sale from vessels	—	—	(208)	—	(208)	—
Interest and finance expense, net	(7,432)	(12,361)	(19,657)	(9,285)	(27,089)	(21,646)
Interest income	16	271	120	119	136	390
Change in fair value of derivatives	—	1,237	—	481	—	1,718

Loss from continuing operations	$(11,467)	$(38,245)	$(30,422)	$(6,525)	$(41,889)	$(44,770)

NEWLEAD HOLDINGS LTD.
RECONCILIATION OF NET LOSS UNDER GAAP TO ADJUSTED EBITDA (NON-GAAP)
(All amounts expressed in thousands of U.S. dollars)

	(unaudited)
	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
ADJUSTED EBITDA RECONCILIATION
Net loss	$(29,912)	$(20,035)	$(41,742)	$(42,292)
Plus: Loss / (income) from discontinued operations	4	(224)	(147)	(2,478)

Loss from continuing operations	(29,908)	(20,259)	(41,889)	(44,770)

PLUS:
Net interest expense	15,191	12,810	26,953	21,256
Depreciation and amortization	11,217	10,958	23,787	16,579

EBITDA (1)	$(3,500)	$3,509	$8,851	$(6,935)
Straight line revenue	27	182	126	362
Provision for doubtful receivables	—	14	8	209
Provision for claims	53	559	998	559
Change in fair value of derivatives	—	(287)	—	(1,718)
Impairment losses	13,459	3,224	13,459	15,662
Loss on sale from vessels	208	—	208	—
Share based compensation	387	673	655	1,394
Operating loss for non-core vessels	—	2,229	—	5,677

ADJUSTED EBITDA (2)	$10,634	$10,103	$24,305	$15,210

(1)	EBITDA represents net loss from continuing operations before net interest, taxes, depreciation and amortization.

(2)	Adjusted EBITDA represents EBITDA before other non-cash items, including straight-line of revenue, provision for doubtful receivables, provision for claims, change in fair value of derivatives, impairment loss, gains and losses on sales of assets, share-based compensation expense and operating loss for the High Rider, the High Land, the Ostria, the Nordanvind and the Chinook (“non-core vessels”). We use adjusted EBITDA because we believe that it is a basis upon which liquidity can be assessed and because we believe that adjusted EBITDA presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness. We also believe that adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.